Exhibit 99.1

No. 31/09

IAMGOLD THIRD QUARTER 2009 FINANCIAL RESULTS TO BE RELEASED
BEFORE MARKET OPENS ON NOVEMBER 4, 2009

Toronto, Ontario, October 14, 2009 – IAMGOLD Corporation will release third quarter 2009 financial results before the market opens on Wednesday, November 4th, 2009.

A conference call will be held on Wednesday, November 4th, 2009 at 11:00 a.m. (Eastern Standard Time) to provide highlights from this quarter.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-866-551-1530 or 1-212-401-6700
Passcode: 5444070#

A replay of this conference call will be available from 2:00 p.m. November 4 to November 30, 2009.  Access this replay by dialing:

North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 257076#

For further information please contact:

IAMGOLD Corporation:

Tamara Brown
Director, Investor Relations
Tel: 416 360 4743
Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.